Exhibit 99.1

P R E S S  R E L E A S E

For Immediate Release	5 December 2002

CADBURY SCHWEPPES PLC ANNOUNCES BOARD CHANGES

•	John Sunderland to become Chairman
•	Todd Stitzer to become Chief Executive Officer

Cadbury Schweppes plc today announces that John Sunderland, Chief Executive Officer, will become Chairman following the AGM on 8 May 2003 when the current Chairman, Derek Bonham, will stand down at the end of his three-year term. Roger Carr, Cadbury Schweppes plc’s senior independent director, will become Deputy Chairman.

At the same time Todd Stitzer, currently Executive Director and Chief Strategy Officer, previously President of Dr Pepper/Seven Up in the USA, will become Chief Executive Officer.

John Sunderland’s appointment will be full-time until August 2005, and subsequently, part-time.

Cadbury Schweppes plc Chairman, Derek Bonham, said, “We are delighted that John Sunderland has accepted the Board’s invitation to succeed me as Chairman. In selecting Todd Stitzer as the best person to succeed John, the Board felt it was important that John assumed the role of Chairman for the transitional period on a full-time basis to provide maximum continuity. John has been almost seven years at the helm and has a superb track record running Cadbury Schweppes. We believe it is in the interests of the Company and its shareholders that his extensive experience is retained and that John and Todd work closely together going forward to continue to build value at Cadbury Schweppes. Todd has an outstanding track record, and he will lead the next generation of management in our continuing drive for growth and efficiency.”

Ends

For Further Information:

David Kappler, Chief Financial Officer
Sally Jones, Investor Relations Director/FD Global Commercial
Vivienne Carlton, Corporate Communications Director
Dora McCabe, Head of Group Public Relations
Cadbury Schweppes plc:                  020-7409-1313
                                                              http://www.cadburyschweppes.com
Angus Maitland/Philip Gawith,
The Maitland Consultancy               020-7379-5151

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

Notes to Editors:

Todd Stitzer
Todd Stitzer, 50, a US citizen, joined Cadbury Schweppes in 1983 as Assistant General Counsel in the US Beverage business. He was Group Development Director in London from 1991 to 1993 and subsequently held various sales and marketing positions in North America before becoming Chief Operating Officer of Cadbury Beverages North America in 1995 and President and Chief Executive Officer of Dr Pepper/Seven Up in 1997.

In 2000, he joined the Board of Cadbury Schweppes plc as Chief Strategy Officer. Since then he has led a highly successful programme of acquisitions including Snapple, Hollywood, Orangina and Dandy as well as implementing a number of key initiatives in the areas of strategy development, growth, efficiency and innovation.

Todd is married to Marenda. They have two children and live near London.

Cadbury Schweppes
With origins stretching back over 200 years, today Cadbury Schweppes is an international confectionery and beverage company employing over 40,000 people. Its portfolio of brands includes well-known favourites Cadbury, Schweppes, Dr Pepper, 7 UP, Snapple, Mott’s, Orangina, Hollywood, Stimorol, Trebor and Bassett, enjoyed in almost 200 countries around the world. Cadbury Schweppes trades on the stock exchange in London (CBRY) and New York (CSG).